
NINEONESIX
0:00 / 0:05

INVEST IN **NINEONESIX SYSTEMS, INC.**

We help founders focus on their core business by taking care of everything else. #24in24

nineonesixsystems.com Richmond, VA

Highlights

1. 7 Businesses Launched, 11 Founders Helped, and $285,000 in Capital Deployed... so far.
2. $3,087,592 in Revenue in our First 3 Months from First Contract with a National Health Tech Firm.

3. $5,332,633 of Additional Contracted Revenue Through the Remainder of 2024.

4. Earnings Before Interest and Taxes (EBIT) of $2,482,928 in Our First 3 Months.

5. 24 in 24: Helping to Launch and Fund 24 Businesses in 2024

Featured Investor



Hani Bishai

Invested $1,000 ⓘ

Follow

"It is with the greatest enthusiasm that I act as Lead Investor for NineOneSix. I believe unequivocally in their mission to enable entrepreneurs to do what they do best: to tend to their businesses. By enabling the business owner to focus on their core mission, and not on administrative, legal, operational, and technical issues, NineOneSix becomes an indispensable partner and force multiplier to help launch an enterprise. It is difficult to imagine a more valuable asset to the entrepreneur."

Our Team



Stephen Hollifield Chairman and CEO

2008 Gartner Intelligence Award Winner for Predictive Analytics, Technologist, Interoperability Expert, AKA The Most Interesting Man in the World



Greg Pulver CFO

Former ballet dancer turned Marine Corps combat veteran turned strategic CFO; Worked undercover for the FBI to take down a hedge fund fraudster; Helps businesses grow smartly; Columbia Business School alum.



Sam Edwards VP of Operations

Operations Guru, Consumer of Copious Caffeine, Super scaled prior firm's operations and technology and grew team from 25 to 125 in 12 months.

If You're An Entrepreneur Or Business Owner, Two Things Keep You Up At Night...

#1: Relentless Demands

People and businesses constantly clamor for your **attention, resources, effort, and money** - and **they want it now.**

#2 Uncertainty

The nagging question of **"Will my time, energy, and capital investment payoff?"**

Founders are overworked, striving for success in an arena that constantly demands more and more.

Understanding The Problem Is Simple. Solving It? That's Where We Come In.

We are NineOneSix Systems and we're dedicated to solving the

operational efficiency problem.

By doing so, we help emerging businesses **thrive** and **de-risk capital investments** into them.


Financial Services
Sales, Marketing, & Media
Legal and Governance
Back End & Operations Support
Technology & Software Dev.
Leadership & Business Coaching

Business should be simple.

NineOneSix **streamlines entrepreneurship**, removing the need for founders to **master every aspect** of their business.

We provide support **where it's needed**, making their entrepreneurial journey **simpler** and **more focused.**


TIME SPENT EACH WEEK ON NON-CORE ACTIVITIES
Without NineOneSix
VS
With NineOneSix
9 Hours
Capital Raising
2 Hours
4 hours
Legal & Governance
1 Hour


7 Hours
Technology
1 Hour
11 Hours
Sales
3 Hours
8 Hours
Marketing & Media
2 Hours
7 Hours
Operations
3.5 Hours
6 Hours
Budgeting & Finance
1.5 Hours
45 TOTAL HOURS
14 TOTAL HOURS

We're not only here to **support the entrepreneur** but to **enhance their business.**

With a robust network of businesses in our **ecosystem** we actually **increase profitability and decrease operating cost** each time we partner with a founder.

Our Ecosystem


Current
Projected
Roadmap
Technology
Crypto Token
Software & App Development
Crypto Mining
AI Analytics
AI Social Reporting
Home Services
Home Maintenance
Internet & Security
Handyman & Moving Services
Landscaping & Power Washing
Residential Solar
Pest Control
Healthcare
Telehealth Platform
Behavioral Health
Patient Nurture
Supply Chain & Manufacturing
Appliance Manufacturing
NINEONESIX
Capital Raising
Strategy & Business Development
Financial Services
Sales & Customer Accquistion
Marketing & Media
Hospital & Travel
Medical Professional Housing
Family Travel Service
Real Estate Related Business
Residential Real Estate
Commercial Real Estate
Property Management
Mortgage Group
Staffing


Youth Workforce Development
Technology & Software Development
Education
Virtual Learning
Global Education
Arts & Entertainment
Photography & Digital Art
Production Studio
Celebrity & Influencer Management
Construction
Fabrication
Solar Installation
Building & Renovation

Current Businesses

Projected

Roadmap

How our ecosystem serves a travel & hospitality firm


Real Estate Related Business
Residential Real Estate
Commercial Real Estate
Property Management
Mortgage Group
Property Acquisition & Mgmt.
NINEONESIX
Technology
Crypto Token
Software & App Development
Crypto Mining
AI Analytics
AI Social Reporting
Electronic Records for Patients and Providers
Hospitality & Travel
Medical Professional Housing
Family Travel Service
Construction
Fabrication
Solar Installation
Building & Renovation
Property Renovation & Efficient Electric
Healthcare
Telehealth Platform
Behavioral Health
Patient Nurture
Pool of Travel Nurses & Physicians
Maintenance Services on Properties
Home Services
Home Maintenance
Internet & Security
Handyman & Moving Services
Landscaping & Power Washing
Residential Solar
Pest Control
Staffing
Youth Workforce Development
High Quality & Reliable Work Force

The Opportunity

Welcome to NineOneSix Systems' investment opportunity, offering unparalleled access to **a diverse portfolio** of **groundbreaking startups** poised for significant growth.

With a minimal $100 investment, our platform is open to all, from seasoned investors to beginners. We focus on maximizing value through **operational efficiency** and **strategic positioning** in a vibrant **growth ecosystem.**

Join us to discover and elevate startups redefining industries.

✅ **Strategic Diversification:**

Spread your investments across a **range of industries** with NineOneSix, **mitigating risk** while **maximizing potential returns**.

✅ **Expertly Curated Ventures:**

Benefit from NineOneSix's **rigorous selection** process, investing in startups vetted for their **growth potential** and **market viability.**

✅ **Early Access to Disruptive Innovations:**

Gain early exposure to **cutting-edge technologies** and **business models**.

✅ **Launching & Funding 24 Businesses in 2024**

Potential $1M Pool for Funding Businesses

(Estimate available based on successful Reg CF and Reg D capital raise of $2.4 million. Additional funding may be available through other sources in the future.)

By investing NineOneSix Systems, Inc. using a SAFE with a cap, you are able to lock in the maximum price you will pay at the first equity round

or at the sale of the company. As our revenue and profitability grow, so does the value of your investment. If we conduct an IPO, you may be able to make a 5X, 10X, 50X return on your investment. Example: You purchase a SAFE at a $24M cap and it converts into preferred stock at the next funding round. The company grows from a $24M valuation to a $100M valuation and you're investment increases 4X (not taking into account dilution from issuance of further equity).

Downloads

NineOneSix Pitch Deck.pdf